Exhibit 99.1

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

ITURAN LOCATION AND CONTROL LTD. PRESENTS
RESULTS FOR THE FULL YEAR & FOURTH QUARTER 2014

Full Year Revenue of $182.1m; EBITDA of $58.1

AZOUR, Israel – February 17, 2015 – Ituran Location and Control Ltd. (NASDAQ: ITRN, TASE: ITRN), today announced its consolidated financial results for the fourth quarter and full year ended December 31, 2014.

Highlights of 2014

•	Record net subscribers adds during 2014 amounted to 76 thousand, ending the year with 817 thousand subscribers;
•	Full year revenue reached $182 million;
•	Gross and operating margins of 53.3% and 25.2%, respectively;
•	Record EBITDA of $58.1 million or 31.9% of revenues;
•	Generated $37.7 million in operating cash flow;
•	Total dividends of $19.5 million issued to shareholders for 2014;
•	Ended 2014 with $40.8 million in net cash (including marketable securities);

Highlights of the Fourth Quarter

•	Record net subscribers adds in the quarter amounting to 22 thousand;
•	Revenue of $43.5 million;
•	Gross margins of 54.4% and operating margins at 22.9%;
•	EBITDA of $14.1 million or 32.3% of revenues;
•	Generated $7.2 million in operating cash flow;
•	Dividend of $7 million declared for the quarter;

Fourth Quarter 2014 Results

Revenues for the fourth quarter of 2014 were $43.5 million, representing a decline of 0.2% from revenues of $43.6 million in the fourth quarter of 2013. The significant weakening of the Brazilian Real, Israeli Shekel and Argentinean Peso versus the US Dollar over the period reduced the revenue level in US Dollars. Excluding the exchange rate impact, the increase in revenues would have been 11% over the fourth quarter of last year. 76% of revenues were from location based service subscription fees and 24% from product revenues.

Revenues from subscription fees increased 2% over the same period last year. The increase in subscription fees was primarily due to the growth in the subscriber base, which expanded from 741,000 as of December 31, 2013, to 817,000 as of December 31, 2014. Excluding the impact of changes in the exchange rates over the period, the increase in revenues from services would have been 15% over the fourth quarter of last year.

Product revenues decreased by 7% compared with the same period last year. This was due to the significant weakening of the Brazilian Real, Israeli Shekel and Argentinean Peso versus the US Dollar. In local currencies, product revenues were at similar levels to those of the fourth quarter in 2013.

Gross profit for the fourth quarter of 2014 was $23.7 million (54.4% of revenues), an increase of 3% compared with $23.1 million (52.9% of revenues) in the fourth quarter of 2013.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Operating profit for the fourth quarter of 2014 was $10.0 million (22.9% of revenues), an increase of 24% compared with an operating profit of $8.0 million (18.4% of revenues) in the fourth quarter of 2013. Excluding the impact of the change in exchange rates over the period, the operating profit would have increased 44% over the fourth quarter of last year.

EBITDA for the quarter was $14.1 million (32.3% of revenues), a decrease of 4% compared to an EBITDA of $14.6 million (33.5% of revenues) in the fourth quarter of 2013. Excluding the impact of the change in exchange rates over the period, the EBITDA would have increased 4% over the fourth quarter of last year.

Net profit was US$7.0 million in the fourth quarter of 2014 (16.1% of revenues) or fully diluted EPS of US$0.33. This is compared with a net profit of US$4.0 million (9.3% of revenues) or fully diluted EPS of US$0.19 in the fourth quarter of 2013.

Cash flow from operations during the quarter was $7.2 million. During the fourth quarter, the Company paid $4.5 million in legal fees related to the dismissal of the appeal by the State Revenue Services of São Paulo against Ituran's Brazilian Subsidiary.

Full Year Results

Revenues for 2014 reached $182.1 million, an increase of 7% over revenues of $170.2 million in 2013. The subscriber base grew by a record 76,000 net during 2014. Excluding the impact of the change in exchange rates over the past year, the revenues would have increased 14% over last year.

Gross profit for 2014 was $97.1 million (53.3% of revenues), compared with $89.3 million (52.5% of revenues) in 2013.

Operating profit for 2014 was $45.9 million (25.2% of revenues) compared with an operating profit of $38.3 million (22.5% of revenues) in 2013. Excluding the impact of the change in exchange rates over the period, the operating profit would have increased 29% over last year.

EBITDA for the year was $58.1 million (31.9% of revenues) compared to an EBITDA of $54.3 million (31.9% of revenues) in 2013, an increase of 7%.  Excluding the impact of the change in exchange rates over the past year, the EBITDA would have increased 13% over last year.

Net income in 2014 was $30.4 million (16.7% of revenues) or fully diluted earnings per share of $1.45. This is compared with a net income in 2013 of $23.8 million (14.0% of revenues) or fully diluted earnings per share of $1.13.

Cash flow from operations for 2014 was $37.7 million.

As of December 31, 2014, the Company had net cash, including marketable securities, of $40.8 million or $1.94 per share. This is compared with $46.6 million or $2.22 per share as at December 31, 2013.

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ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Dividend

For the fourth quarter of 2014, a dividend of $7 million was declared in line with the Company’s stated policy of issuing at least 50% of net profits in a dividend, on a quarterly basis.

For the full year of 2014, the dividend issued including that of the fourth quarter of 2014, was $19.5 million, representing 64% of the full year net income.

Eyal Sheratzky, Co-CEO of Ituran said, “2014 caps a fantastic year for Ituran. We have been operating for 20 years and our growth in subscriber base in the fourth quarter, was the fastest in our history. At the same time, our core business continues to grow very well in all our geographies. Because of the operational leverage inherent to our business model, we have also been able to demonstrate continuously improving gross margins throughout the year. While the significant strengthening of the US Dollar has provided a headwind which has diminished our revenues and profits in Dollar terms, in local currency terms we have shown strong growth in the main territories in which we operate. Looking ahead, we look forward to continuing our strong growth into 2015.”

Conference Call Information

The Company will also be hosting a conference call later today, February 17, 2015 at 9am Eastern Time. On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls a few minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 668 9141
ISRAEL Dial-in Number: 03 918 0609
CANADA Dial-in Number: 1 866 485 2399
INTERNATIONAL Dial-in Number:  +972 3 918 0609
At:
9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Ituran’s website.

Certain statements in this press release are "forward-looking statements" within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors.

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ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

About Ituran

Ituran provides location-based services, consisting predominantly of stolen vehicle recovery and tracking services, as well as wireless communications products used in connection with its location-based services and various other applications. Ituran offers mobile asset location, Stolen Vehicle Recovery, management & control services for vehicles, cargo and personal security. Ituran’s subscriber base has been growing significantly since the Company’s inception to over 817,000 subscribers distributed globally. Established in 1995, Ituran has over 1,300 employees worldwide, provides its location based services and has a market leading position in Israel, Brazil, Argentina and the United States.

Company Contact	International Investor Relations
Udi Mizrahi udi_m@ituran.com VP Finance, Ituran (Israel) +972 3 557 1348	Ehud Helft & Kenny Green ituran@gkir.com GK Investor Relations (US) +1 646 201 9246

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ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Consolidated Financial Statements
as of December 31, 2014

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Consolidated Financial Statements
as of December 31, 2014

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CONSOLIDATED BALANCE SHEETS

	US dollars
	December 31,
(in thousands)	2014	2013

Current assets
Cash and cash equivalents	38,418	41,697
Deposit in escrow	-	4,982
Investment in marketable securities	2,362	-
Accounts receivable (net of allowance for doubtful accounts)	27,960	29,239
Other current assets	22,318	18,437
Inventories	12,164	14,506
	103,222	108,861

Long-term investments and debit balances
Investments in affiliated company	1,016	1,423
Investments in other company	79	88
Other non-current assets	2,091	1,022
Deferred income taxes	2,886	3,781
Funds in respect of employee rights upon retirement	6,642	6,649
	12,714	12,963

Property and equipment, net	31,908	32,546

Intangible assets, net	452	739

Goodwill	4,041	5,433

Total assets	152,337	160,542

CONSOLIDATED BALANCE SHEETS

	US dollars
	December 31,
(in thousands)	2014	2013

Current liabilities
Credit from banking institutions	-	38
Accounts payable	11,658	11,436
Deferred revenues	9,401	9,852
Other current liabilities	25,253	30,276
	46,312	51,602

Long-term liabilities
Liability for employee rights upon retirement	10,229	9,607
Provision for contingencies	-	2,599
Deferred revenues	1,063	1,033
Deferred income taxes	150	216
	11,442	13,455

Equity:
Stockholders' equity	90,696	90,918
Non - controlling interest	3,887	4,567
Total equity	94,583	95,485

Total liabilities and shareholders’ equity	152,337	160,542

CONSOLIDATED STATEMENTS OF INCOME

	US dollars		US dollars
(in thousands	Year ended December 31,		Three months period ended December 31,
except per share data)	2014	2013	2014	2013

Revenues:
Location-based services	133,692	126,951	32,955	32,197
Wireless communications products	48,435	43,216	10,592	11,429
	182,127	170,167	43,547	43,626
Cost of revenues:
Location-based services	46,852	44,850	11,325	11,156
Wireless communications products	38,142	36,015	8,531	9,388
	84,994	80,865	19,856	20,544

Gross profit	97,133	89,302	23,691	23,082
Research and development expenses	2,526	2,414	631	623
Selling and marketing expenses	9,264	9,715	2,481	2,357
General and administrative expenses	38,617	34,483	9,667	8,568
Other expenses, net	856	4,760	919	3,847
Operating income	45,870	37,930	9,993	7,687
Other expenses	-	(166)	-	(166)
Financing income, net	1,704	238	489	94
Income before income taxes	47,574	38,002	10,482	7,615
Income tax expenses	(14,246)	(12,447)	(2,873)	(3,041)
Share in losses of affiliated company, net	(421)	(1)	(113)	-
Net income for the period	32,907	25,554	7,496	4,574
Less:Net income attributable to non-controlling interest	(2,478)	(1,792)	(482)	(526)
Net income attributable to the company	30,429	23,762	7,014	4,048

Basic and diluted earnings per Share of attributable to company’s Stockholders	1.45	1.13	0.33	0.19

Basic and diluted weighted average Number of shares outstanding	20,968	20,968	20,968	20,968

CONSOLIDATED STATEMENTS OF CASH FLOWS

	US dollars		US dollars
	Year ended December 31,		Three months period ended December 31,
(in thousands)	2014	2013	2014	2013
Cash flows from operating activities
Net income for the period	32,907	25,554	7,496	4,574
Adjustments to reconcile net income to net cash from operating activities:
Depreciation, amortization and impairment of goodwill	12,219	16,196	4,088	6,724
Loss of sale of affiliated company	-	166	-	166
Exchange differences on principal of deposit and loans, net	(23)	317	-	88
Loss (gains) in respect of trading marketable securities	(133)	-	138	-
Increase in liability for employee rights upon retirement	1,655	1,095	361	174
Share in losses of affiliated company, net	421	1	113	-
Deferred income taxes	(737)	(1,812)	472	(1,818)
Capital (gain) losses on sale of property and equipment, net	(270)	19	(251)	12
Decrease (increase) in accounts receivable	(1,864)	(609)	1,004	1,891
Decrease (increase) in other current and non-current assets	(4,749)	580	(3,979)	1,295
Decrease (increase) in inventories	783	1,354	(1,454)	(1,706)
Increase (decrease) in accounts payable	927	1,446	1,839	(113)
Increase (decrease) in deferred revenues	749	(227)	961	(189)
Increase (decrease) in other current and non-current liabilities	(4,154)	2,617	(3,601)	1,520
Net cash provided by operating activities	37,731	46,697	7,187	12,618

Cash flows from investment activities
Increase in funds in respect of employee rights upon retirement,
Net of withdrawals	(708)	(718)	(168)	(236)
Capital expenditures	(14,976)	(14,216)	(5,611)	(1,176)
Investment in marketable securities	(2,771)		-
Investments in affiliated company	-	(1,400)	-	(1,400)
Deposit in escrow	5,005		-
Sale of (investment in) deposit	(283)	217	(160)	(100)
Proceeds from sale of property and equipment	489	651	363	166
Net cash used in investment activities	(13,244)	(15,466)	(5,576)	(2,746)

Cash flows from financing activities
Short term credit from banking institutions, net	(38)	(7)	(2)	(496)
Repayment of long term loans	-	(182)	-	(68)
Acquisition of non-controlling interests	(500)	-	-
Dividend payment	(19,324)	(16,072)	(3,843)	(3,593)
Dividend payment to non-controlling interest	(2,564)	(1,286)	(502)	(53)
Net cash used in financing activities	(22,426)	(17,547)	(4,347)	(4,210)
Effect of exchange rate changes on cash and cash equivalents	(5,340)	(1,440)	(1,850)	(585)
Net Increase(decrease) in cash and cash equivalents	(3,279)	12,244	(4,586)	5,077
Balance of cash and cash equivalents at beginning of period	41,697	29,453	43,004	36,620
Balance of cash and cash equivalents at end of period	38,418	41,697	38,418	41,697